22004409

SEC Mail Processing

MAY 3 0 2022

Washington, DC

| OMB APPROVAL |
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| OMB Number: 3235-0123<br>Expires: Oct. 31, 2023<br>Estimated average burden<br>hours per response: 12 |

| SEC FILE NUMBER |
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| 8-51996 |

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: iDaytrade, Inc. d/b/a BrokerageSelect

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

364 West 117th Street, Suite 5A
(No. and Street)

New York (City) NY (State) 10026 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Ian J. Green (Name) 917-837-2287 (Area Code – Telephone Number) ian@brokerageselect.com (Email Address)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Berkower LLC
(Name – if individual, state last, first, and middle name)

517 Route 1 Ste 4103 (Address) Iselin (City) NJ (State) 08830 (Zip Code)

9/18/03 (Date of Registration with PCAOB)(if applicable) 217 (PCAOB Registration Number, if applicable)

| FOR OFFICIAL USE ONLY |
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| |

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.



RMS

## OATH OR AFFIRMATION

I, Ian J. Green, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of iDaytrade, Inc. d/b/a BrokerageSelect, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Regina A. Schroeder
Notary Public, State of New York
No. 31-4968315
Qualified in New York County
Commission Expires ~~August 10, 2010~~ 1-5-23

Signature: [signature]

Title: CEO

Regina A Schroeder

Notary Public

**This filing** contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

# iDAYTRADE, INC.

D/B/A BROKERAGESELECT

***Statement of Financial Condition***

*December 31, 2021*

***[Filed Pursuant to Rule 17a-5(e)(3) Under the Securities Exchange Act of 1934]***

# iDAYTRADE, INC.

D/B/A BROKERAGESELECT

***Table of Contents***
***December 31, 2021***

berkower

Certified Public Accountants & Advisors

517 Route One, Suite 4103
Iselin, NJ 08830
(732) 781-2712

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Stockholder of
iDaytrade, Inc. D/B/A BrokerageSelect

**Opinion on the Financial Statement**

We have audited the accompanying statement of financial condition of iDaytrade, Inc. D/B/A BrokerageSelect (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the "Financial Statement"). In our opinion, the Financial Statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

This Financial Statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the Financial Statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the Financial Statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Financial Statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2018.

Berkower LLC

Berkower LLC

Iselin, New Jersey
March 25, 2022

# iDAYTRADE, INC.
D/B/A BROKERAGESELECT

***Statement of Financial Condition***
***December 31, 2021***

| | |
|---|---|
| **ASSETS** | |
| Cash | $ 37,718 |
| Receivable from clearing broker - including clearing deposit of $25,247 | 33,724 |
| Mutual fund concessions receivable | 7,943 |
| | $ 79,385 |
| LIABILITIES AND STOCKHOLDER'S EQUITY | |
| ***Liabilities*** | |
| Accounts payable and accrued expenses | $ 32,262 |
| Notes payable | 24,757 |
| | 57,018 |
| ***Stockholder's Equity*** | |
| Common Stock - no par value - 200 shares authorized, 101 shares issued and outstanding | 150,697 |
| Accumulated deficit | (128,331) |
| | 22,366 |
| | $ 79,385 |

*Confidential*

*See notes to financial statements.*

1 – ORGANIZATION AND BUSINESS

iDaytrade, Inc. d/b/a BrokerageSelect (the "Company") was incorporated on April 22, 1999 under the laws of the State of New York.

The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer pursuant to the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority Inc. ("FINRA").

2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. **Cash and *Cash Equivalents*** – The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business. There were no cash equivalents as of December 31, 2021.

The Company maintains its cash balance at two financial institutions, which are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. At various times during the year, such balance may exceed unsured amounts. The Company has not incurred any losses on these accounts.

b. ***Income Taxes*** - The Company has elected to be treated as an S-corporation for federal and New York State corporate tax purposes, and as such, the stockholder is individually liable for federal and New York State income tax payments. The Company is subject to a New York City corporate income tax. At December 31, 2021, the Company, for New York City corporate tax purposes, had net operating loss carryforwards of approximately $103,000 expiring between December 31, 2024 and December 31, 2031. In addition, at December 31, 2021, the Company recorded a deferred tax asset of approximately $9,116 on which a full valuation allowance was also recorded.

The Company has adopted FASB pronouncement ASC 740, Income Taxes, which clarified the accounting and disclosures for uncertain tax positions related to income taxes recognized in the financial statements and addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. The Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities based on the technical merits of the position.

The Company did not have any unrecognized tax benefits as of December 31, 2021 and does not expect this to change significantly over the next twelve months.

c. ***Use of Estimates*** - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions. The estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

d. ***Allowance for Credit Losses*** – Effective January 1, 2020, the Company adopted Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company could determine there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the client).

The Company identified fees and other receivables (including, but not limited to, receivables related to securities transactions) as impacted by the new guidance. ASC 326 specifies that the Company adopt the new guidance prospectively by means of a cumulative-effect adjustment to the opening member's equity as of January 1, 2020. Accordingly, the Company recognized no adjustment upon adoption.

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments, including fees and other receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees and other receivables is not significant accordingly, the Company has not provided an allowance for credit losses at December 31, 2021.

3 – RECEIVABLE FROM CLEARING BROKERS

The Company has an agreement with a clearing broker to clear security transactions, carry customers' accounts on a fully disclosed basis, and perform certain recordkeeping functions.

The clearing agreement requires that the Company maintain a $50,000 clearing deposit as collateral against losses due to the potential nonperformance by its customers. The Company funds this deposit with a combination of cash held by the Company and personal security holdings pledged by the stockholder.

At December 31, 2020, the receivable from the clearing broker represented accrued commissions; cash deposits and money market funds, including $25,247 in cash held by the Company as part of the clearing deposit.

4 – NOTES PAYABLE

During the year ended December 31, 2021, the Company participated in two loan programs made available by the Small Business Administration of the U.S. Government.

The Company borrowed $3,308 under the Payroll Protection Program established by the Coronavirus Aid, Relief and Economic Security Act (The "Cares Act"). Under this program a recipient of a covered loan (as defined in Section 1106(a)(1) is eligible for forgiveness of indebtedness on the covered loan in an amount equal to the sum of the following costs incurred and payments made during the "covered period" (as defined in Section 1106(a)(3) of the Cares Act, as amended): 1) Payroll Costs (as defined in Section 1106(a)(8); 2) Any payment of interest on any

covered mortgage obligation (as defined in Section 1106(a)(2); 3) Any payment on any covered rent obligation (as defined in Section 1106(a)(4); and 4) Any covered utility payment (as defined in Section 1106(a)(5). On April 2, 2021 The Company received notification that all debt was forgiven.

The Company borrowed $24,800 under the U.S. Small Business Administration's Economic Injury and Disaster Loan program (EIDL). This loan is a 30-year amortizing loan that carries a 3.75% interest rate with monthly payments of $121.00 beginning October 28, 2021. At December 31, 2021, the scheduled principal payments are summarized as follows:

| | |
|---|---|
| 2022 | $ 533 |
| 2023 | 553 |
| 2024 | 574 |
| 2025 | 596 |
| 2026 | 619 |
| Thereafter | 21,882 |
| | $24,757 |

5 – NET CAPITAL REQUIREMENTS AND OTHER REGULATORY REQUIREMENTS

The Company is subject to the Uniform Net Capital requirements of the Securities and Exchange Commission (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, should not exceed 15 to 1. At December 31, 2021, the Company had net capital of $22,366, which was $17,366 in excess of its required net capital of $5,000 and the Company's net capital ratio was 2.55 to 1. The Company is exempt from the provisions of SEC Rule 15c3-3.

6 – OFF-BALANCE-SHEET RISK

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to a Clearing Broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the Clearing Broker. In accordance with the clearance agreement, the Company has agreed to indemnify the Clearing Broker for losses, if any, which the Clearing Broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the Clearing Broker monitor collateral on the customers' accounts.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

7 – RELATED PARTY TRANSACTIONS

The Company executes transactions for customers that are also customers of a registered investment advisor that is under common control of the Company's sole stockholder.

The Company shares office space and expenses with its stockholder who bears the responsibility for paying these costs.

8 – SUBSEQUENT EVENTS

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2021, and through the date this financial statement was issued, and no further information is required to be disclosed.